EXHIBIT 11.1

EFJ, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME (LOSS) PER SHARE

 (in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2008	2007
Net loss	$(2,112)	$(363)

Weighted average common shares—Basic	26,062,748	26,030,067
Net loss per share—Basic	$(0.08)	$(0.01)